UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                   RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
                              EXCHANGE ACT OF 1934

                  For the nine months ended September 30, 1998

                                  FLAG Limited
             (Exact name of Registrant as specified in its charter)

                                 Richmond House
                              12 Par-la-Ville Road
                             Hamilton, HM08 Bermuda
                     (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

            Form 20-F  |X|                          Form 40-F |_|

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-2(b) under the Securities Exchange Act of 1934

            Yes        |_|                          No        |X|

This report (the "Quarterly Report") sets forth certain information regarding the financial condition and results of operations of FLAG Limited, a Bermuda company (the "Company"), for the fiscal quarter ended September 30, 1998. The Quarterly Report contains a review of the Company's unaudited financial information and analysis for the third quarter, as well as certain other information.

The following unaudited financial statements, in the opinion of the Company's management, reflect all necessary adjustments (which include only normal recurring adjustments) necessary for a fair presentation of the financial position, the results of operations and cash flows for the periods presented.

Certain capitalized terms contained herein have the meaning given to them in the Company's prospectus, dated as of June 30, 1998.


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FORM 6-K                                                                  Page 1

                                  FLAG LIMITED

                                    FORM 6-K

                     INDEX TO UNAUDITED FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----

PART I      FINANCIAL INFORMATION..............................................3

ITEM 1:     FINANCIAL STATEMENTS...............................................3
            1.A   Consolidated Balance Sheets..................................3
            1.B   Consolidated Statements of Operations........................4
            1.C   Consolidated Statements of Cash Flows........................5
            1.D   Notes to Consolidated Financial Statements...................7

ITEM 2:     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
            AND RESULTS OF OPERATIONS.........................................11

PART II     OTHER INFORMATION.................................................16

ITEM 1:     LEGAL PROCEEDINGS.................................................16
ITEM 2:     CHANGES IN SECURITIES.............................................16
ITEM 3:     DEFAULTS UPON SENIOR SECURITIES...................................16
ITEM 4:     SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS...............16
ITEM 5:     OTHER INFORMATION.................................................16
ITEM 6:     EXHIBITS AND REPORTS FILED ON FORM 6-K............................16

SIGNATURES  ..................................................................17


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FORM 6-K                                                                  Page 2

PART I
ITEM 1.A

                                  FLAG LIMITED

                           CONSOLIDATED BALANCE SHEETS
                 AS OF SEPTEMBER 30, 1998 AND DECEMBER 31, 1997
          (Expressed in thousands of Dollars except per share amounts)

                                                          1998           1997
                                                      (unaudited)    (audited)
ASSETS:
  Current Assets:
    Cash                                              $       788    $     2,490
    Accounts receivable, net of allowance of
      doubtful accounts of $10,499 (1997 - $9,054)         25,308         91,102
    Due from affiliates and other receivables                 179            690
    Prepaid expenses and other assets                       1,705          2,395
                                                      -----------    -----------
                                                           27,980         96,677

  Accounts receivable                                      23,578         42,023
  Funds held by collateral trustee                        240,939        425,905
  Construction in progress                                  7,547            389
  Capacity available for sale                           1,136,087      1,208,948
  Capitalized financing costs, net of accumulated
    amortization of $1,047 (1997 - 52,669)                 12,363         61,848
  Fixed assets, net                                         3,829          1,147
                                                      -----------    -----------
                                                      $ 1,452,323    $ 1,836,937
                                                      ===========    ===========
LIABILITIES:
  Current Liabilities:
    Accounts payable                                  $     2,033    $     5,262
    Accrued construction costs                            145,066        317,058
    Accrued liabilities                                    24,074         21,394
    Income taxes payable                                    5,054          4,391
    Due to affiliate                                        6,135          5,892
    Deferred revenue                                       19,161         16,558
                                                      -----------    -----------
                                                          201,523        370,555

  8 1/4% senior notes, due 2008, net of unamortized
    discount of $5,469                                    424,531             --
  Long-term debt                                          276,400        615,087
  Deferred revenue and other                               81,631        176,221
  Deferred taxes                                            5,340          4,600
                                                      -----------    -----------

                                                          989,425      1,166,463
                                                      ===========    ===========

COMMITMENTS AND CONTINGENCIES
PREFERRED SHARES:
  Series A, $100 liquidation value (1997 - net
    of unamortized discount of $1,905)                         --        129,445

SHAREHOLDERS' EQUITY:
  Class A common shares, $.0001 par value                      13             13
  Class B common shares, $.0001 par value                      57             57
  Additional paid-in capital                              504,381        514,389
  Retained earnings (accumulated deficit)                 (41,553)        26,570
                                                      -----------    -----------
                                                          462,898        541,029
                                                      -----------    -----------
                                                      $ 1,452,323    $ 1,836,937
                                                      ===========    ===========

   The accompanying notes are an integral part of these financial statements.


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FORM 6-K                                                                  Page 3

PART I
ITEM 1.B

                                  FLAG LIMITED

                      CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1997
          (Expressed in thousands of Dollars except per share amounts)
                                   (UNAUDITED)

                                                               Three Months Ended           Nine Months Ended
                                                                  September 30,                September 30,
                                                               1998          1997           1998           1997
                                                           -----------   -----------    -----------    -----------
REVENUES:
  Capacity sales, net of discounts                         $    88,602   $        --    $   137,019    $        --
  Standby maintenance revenue                                    6,482            --         16,956             --
  Restoration revenue                                            1,620            --          1,620             --
                                                           -----------   -----------    -----------    -----------
                                                                96,704            --        155,595             --

SALES AND OTHER OPERATING COSTS:
  Cost of capacity sold                                         47,170            --         71,876             --
  Operations and maintenance                                     9,583            --         28,757             --
  Sales and marketing                                            6,718            --          8,292             --
  General and administrative                                     5,812         4,470         18,289         11,264
                                                           -----------   -----------    -----------    -----------
                                                                69,283         4,470        127,214         11,264

OPERATING INCOME (LOSS)                                         27,421        (4,470)        28,381        (11,264)

INTEREST EXPENSE                                                14,676            --         46,897             --
INTEREST INCOME                                                  3,248         1,184         11,721          3,416
                                                           -----------   -----------    -----------    -----------

INCOME (LOSS) BEFORE INCOME TAXES                               15,993        (3,286)        (6,795)        (7,848)

PROVISION FOR INCOME TAXES                                         678            --          1,489             --
                                                           -----------   -----------    -----------    -----------

INCOME (LOSS) BEFORE EXTRAORDINARY ITEM                         15,315        (3,286)        (8,284)        (7,848)

EXTRAORDINARY ITEM                                                  --            --         59,839             --
                                                           -----------   -----------    -----------    -----------

NET INCOME (LOSS)                                               15,315        (3,286)       (68,123)        (7,848)

CUMULATIVE PAY-IN-KIND PREFERRED DIVIDENDS                          --         4,141          1,508         12,051

REDEMPTION PREMIUM AND WRITE-OFF OF
     DISCOUNT ON PREFERRED SHARES                                   --            --          8,500             --
                                                           -----------   -----------    -----------    -----------

NET INCOME (LOSS) APPLICABLE TO COMMON
     SHAREHOLDERS                                          $    15,315   $    (7,427)   $   (78,131)   $   (19,899)
                                                           ===========   ===========    ===========    ===========

Basic and diluted income (loss) per common share - Class A $      0.01   $     (0.01)   $     (0.07)   $     (0.02)
Basic and diluted income (loss) per common share - Class B $      0.02   $     (0.01)   $     (0.12)   $     (0.05)

Weighted average common shares outstanding - Class A       132,000,000   132,000,000    132,000,000    132,000,000
Weighted average common shares outstanding - Class B       565,858,741   463,171,078    565,858,741    343,785,693

   The accompanying notes are an integral part of these financial statements.


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FORM 6-K                                                                  Page 4

PART I
ITEM 1.C

                                  FLAG LIMITED

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1997
          (Expressed in thousands of Dollars except per share amounts)
                                   (UNAUDITED)

                                                                                   1998         1997
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss applicable to common shareholders                                    $ (78,131)   $ (19,899)
  Adjustments to reconcile net loss to net cash used in operating activities:
    Pay-in-kind preferred dividends                                                 1,508       12,051
    Redemption premium and write-off of discount on preferred shares                8,500           --
    Amortization of financing costs                                                 2,976           --
    Extraordinary item-loss on refinancing                                         59,839           --
    Provision for doubtful accounts                                                 1,445           --
    Accretion of discount on 8 1/4% senior notes                                      443           --
    Depreciation                                                                      530          186
    Deferred taxes                                                                    740           --
    Add (deduct) net changes in assets and liabilities:
      Accounts receivable, net                                                     82,794           --
      Due from affiliates and other receivables                                       511           42
      Prepaid expenses and other assets                                               690       (4,887)
      Capacity available for sale                                                  72,861           --
      Accounts payable and accrued liabilities                                       (549)      (1,278)
      Income taxes payable                                                            663           --
      Due to affiliate                                                                243         (110)
      Deferred revenue and other                                                  (91,987)       2,360
                                                                                ---------    ---------
        Net cash provided by (used in) operating activities                        63,076      (11,535)
                                                                                ---------    ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Financing costs incurred                                                        (13,330)     (12,017)
  Net proceeds from issuance of 8 1/4% senior notes                               424,088           --
  Proceeds from long-term debt                                                    320,000      302,544
  Repayment of long-term debt                                                    (658,687)          --
  Capital contributions - common shares                                                --      260,000
  Redemption of preferred shares                                                 (139,453)          --
  Decrease in funds held by collateral trustee or in escrow                       184,966      (49,455)
                                                                                ---------    ---------
        Net cash provided by financing activities                                 117,584      501,072
                                                                                ---------    ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Cash paid for construction in progress                                         (179,150)    (488,512)
  Purchase of fixed assets, net                                                    (3,212)        (592)
                                                                                ---------    ---------
        Net cash used in investing activities                                    (182,362)    (489,104)
                                                                                ---------    ---------

NET INCREASE (DECREASE) IN CASH                                                    (1,702)         433
CASH, beginning of period                                                           2,490          310
                                                                                ---------    ---------
CASH, end of period                                                             $     788    $     743
                                                                                =========    =========

   The accompanying notes are an integral part of these financial statements.


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FORM 6-K                                                                  Page 5

                                  FLAG LIMITED

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1997
          (Expressed in thousands of Dollars except per share amounts)
                                   (UNAUDITED)

                                                             1998        1997
SUPPLEMENTAL INFORMATION ON NON-CASH INVESTING
  ACTIVITIES:
  Costs incurred for construction in progress             $   7,158   $ 786,786
  Increase in accounts receivable                                --       3,364
  Increase in deferred revenue                                   --     (82,000)
  Decrease (increase) in accrued construction costs         171,992    (201,381)
  Amortization of capitalized financing costs                    --     (18,257)
                                                          ---------   ---------
  Cash paid for construction in progress                  $ 179,150   $ 488,512
                                                          =========   =========
SUPPLEMENTAL INFORMATION DISCLOSURE OF CASH FLOW
  INFORMATION:
  Interest paid                                           $  43,379   $  22,469

   The accompanying notes are an integral part of these financial statements.


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FORM 6-K                                                                  Page 6

PART I
ITEM 1.D

                                  FLAG LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        AS OF SEPTEMBER 30, 1998 AND 1997
          (Expressed in thousands of Dollars except per share amounts)
                                   (UNAUDITED)

1.    GENERAL

      The interim consolidated financial statements presented herein have been prepared on the basis of U.S. generally accepted accounting principles and include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation. In the opinion of management, the unaudited consolidated financial statements reflect all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of the results of operations for the three and nine month periods ended September 30, 1998 and 1997, the balance sheet as of September 30, 1998 and the cash flows for the nine month periods ended September 30, 1998 and 1997. These interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 1997. The results of operations for any interim period are not necessarily indicative of results for the full year.

2.    NET INCOME (LOSS) PER COMMON SHARE

      The Company has adopted Statement of Accounting Standard No. 128, "Earnings per Share," which requires dual presentation of basic and diluted earnings per share. Basic net income (loss) per Class A common share and basic net income (loss) per Class B common share are based on dividing net income (loss) applicable to Class A and Class B shareholders by the weighted average number of common shares and common share equivalents outstanding during the period. None of the employee stock options granted to date were considered common share equivalents for the first three quarters of 1998 since the options were determined to be anti-dilutive (see Note 3).

3.    EVENTS SUBSEQUENT

      On January 30, 1998, the Company completed a refinancing which resulted in the repayment of all $615,087 of outstanding borrowings under the Amended and Restated Participation Agreement (the "Agreement") and the redemption of the Series A Preferred Shares (the "Preferred Shares"). The refinancing consisted of $370,000 of bank credit facilities and $430,000 of 8 1/4% senior unsecured notes maturing January 30, 2008 (the "Senior Notes"). The Company has registered the Senior Notes with the Securities Exchange Commission (the "SEC"). Proceeds received under the Senior Notes were $424,100, net of a $5,900 underwriters' discount.

      The bank credit facilities include a seven-year $320,000 term loan facility and a $50,000 revolving credit facility (collectively, the "New Credit Facility"). On January 30, 1998, the Company borrowed $320,000 under the term loan facility. Under the New Credit Facility, borrowings bear interest at LIBOR plus 190 to 212.5 basis points and are secured by a pledge


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FORM 6-K                                                                  Page 7
      of substantially all of the Company's assets and revenues, other than the Company's physical assets.

      At the end of March 1998, the Company entered into two interest rate swap agreements to manage the Company's exposure to interest rate fluctuations on the New Credit Facility. Under the swap agreements, the Company pays a fixed rate of 5.6% on a notional amount of $60,000 and a fixed rate of 5.79% on a notional amount of $100,000 and the counterparty pays the floating rate based on LIBOR. The swap agreements terminate in January and July 2000, respectively, unless extended an additional one year and six months, respectively, at the option of the counterparty.

      Interest on the Senior Notes will accrue at the rate of 8 1/4% per annum, payable semi-annually on January 30 and July 30 of each year, commencing on July 30, 1998. The Senior Notes are redeemable at the Company's option, in whole or in part, at any time on or after January 30, 2003, at specified option prices and in the event of any equity offering before January 31, 2001, the Company may use all or a portion of the net proceeds therefrom to redeem up to 331/3% of the original principal amount of the Senior Notes at a redemption price of 108.25% plus accrued and unpaid interest. If the Company has excess cash flow, as defined, for any fiscal year commencing in 2001, the Company is required, subject to certain exceptions and limitations, to make an offer to purchase the Senior Notes at 100% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase. Upon a change in control, the noteholders may require the Company to purchase all or any portion of the outstanding Senior Notes at a price equal to 101% of the principal amount plus accrued but unpaid interest.

      In the first quarter of 1998, the Company recognized a loss on refinancing of $59,839 which has been reflected as an extraordinary item in the accompanying statement of operations. The loss on refinancing primarily represents the write-off of the remaining unamortized deferred financing costs on the outstanding borrowings under the Agreement. In addition, the Company paid a premium of $6,600 to redeem the Preferred Shares, which, together with the write-off of the remaining $1,900 of discount and issuance costs related to the Preferred Shares, was charged to additional paid-in capital in the quarter ended March 31, 1998.

      In connection with the refinancing, certain shareholders were released of their obligations under the Contingent Sponsor Support Agreements.

      On February 2, 1998, FLAG Telecom Limited, a United Kingdom company, was incorporated as a wholly-owned subsidiary of the Company to provide management services. On May 27, 1998 and May 22, 1998, respectively, FLAG Telecom USA Ltd., a Delaware corporation and FLAG Telecom Asia Limited, a Hong Kong company, were incorporated as wholly-owned subsidiaries of the Company to provide marketing services.

      On March 22, 1998, the Company adopted a Long-Term Incentive Plan under which the Company may grant up to 25,237,831 shares of common stock to eligible employees. Under the plan, options to purchase 6,430,239 Class B common shares were granted to the CEO pursuant to his employment agreement of December, 1997. In July and August of 1998, the Company granted employees options to purchase 7,716,000 of the Company's Class B common shares. The options granted vest over a period of one to two years and are exercisable in three to four years. All of the options were granted at an exercise price of $1.07 per share which is management's estimate of the fair value of the Class B common shares on the date of the grant. Since the Company accounts for employee options in accordance with APB No. 25, the Company has not recognized compensation expense with respect to the options granted since


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FORM 6-K                                                                  Page 8
      the exercise price did not exceed the estimated fair value of the shares on the date of the grant (the measurement date).

      During the nine months ended September 30, 1998, the Company repaid $43,600 of its outstanding borrowings under the term loan facility from available cash flow.

      Effective May 21, 1998, under a Marketing Transition Agreement, the Company and Bell Atlantic Network Systems (Bermuda) Limited ("BANS"), a subsidiary of Bell Atlantic and the Company's exclusive sales agent around the world, agreed to terminate the Marketing Services Agreement. Under the Marketing Transition Agreement, the Company agreed to pay certain of BANS' costs of closing its operations and certain commissions in connection with their pre-termination and post-termination activities. The Company will pay BANS (i) commissions accrued under the Marketing Services Agreement but remaining unpaid and (ii) up to $3,000 of commissions resulting from certain sales. Also under the Marketing Transition Agreement, the Company has agreed to pay BANS or its affiliate a 50% commission where BANS or its affiliate secures the sale of four whole DS-3s (which equates to 84 whole
      MIUs) on the FLAG System. The Company will accrue a liability for the commissions in the period it becomes probable that BANS or its affiliate will obtain the sales and that the amount of the commissions can be reasonably estimated.

      Effective May 14, 1998, the Company entered into a Termination and Release Agreement providing for the termination of the Program Management Services Agreement since services to be performed under this agreement were substantially completed.

      In May 1998, the Company entered into an Employee Services Agreement with Bell Atlantic Global Systems Company ("BAGSC"), an affiliate of a common shareholder of the Company, pursuant to which BAGSC seconds certain employees to the Company. Under such Employee Services Agreement, the Company reimburses BAGSC for the actual cost of the employees' compensation and benefits.

4.    CONTINGENCIES

      The Company is involved in litigation from time to time in the ordinary course of business. In management's opinion, the litigation in which the Company is currently involved, individually and in the aggregate, is not material to the Company's financial condition, results of operations or cash flows.

5.    COMPREHENSIVE INCOME (LOSS)

      The Company adopted Statement of Accounting Standard No. 130 ("SFAS"), "Reporting Comprehensive Income" as of January 1, 1998. SFAS 130 requires reporting and disclosure of comprehensive income (loss), as defined. As the Company has no items of comprehensive income other than net income, the Company is not required to report comprehensive income for any period presented.

6.    PENDING ACCOUNTING STANDARDS

      AICPA Statement of Position 98-5 ("SOP 98-5"), "Reporting on the Costs of Start-Up Activities," was issued in April 1998 and is effective for fiscal years beginning after December 15, 1998. SOP 98-5 requires that costs of start-up activities and organization costs be expensed as incurred. The Company does not have any deferred organizational or start-up costs. Net


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FORM 6-K                                                                  Page 9
      income after adoption of SOP 98-5 would be the same as reported for each of the periods presented.

      The Financial Accounting Standards Board has also recently issued Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities," ("SFAS 133") which is effective for periods beginning after June 15, 1999. Management does not expect the impact of the adoption of SFAS 133 on the Company's financial position or results of operations to be material.

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FORM 6-K                                                                 Page 10

PART I
ITEM 2

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Quarter Ended September 30, 1998 Compared with the Quarter Ended September 30, 1997

Results of Operations

Revenues

During the quarter ended September 30, 1998, the Company recognized revenues of $88.6 million. This was comprised of $15.0 million of sales entered into during the quarter and recorded as revenue and $63.6 million recognized as revenue from amounts previously deferred which was comprised primarily of two significant transactions. As of September 30, 1998, the Company had entered into sales transactions with 75 international telecommunications carriers. Customers are also billed annual fees for standby maintenance. In the quarter ended September 30, 1998, the Company recognized standby maintenance revenues of $6.5 million. The Company also recognized restoration revenues of $1.6 million in the quarter ended September 30, 1998. These revenues were generated from providing restoration services to alternate cable systems on a non-reciprocal basis.

No revenues were recognized in respect of sales, standby maintenance or restoration during the quarter ended September 30, 1997, as the FLAG System had not yet been placed into service.

Operating Expenses

For the quarter ended September 30, 1998, the Company recorded $47.2 million in respect of the cost of capacity sold. The corresponding capacity sales revenues of $88.6 million resulted in a gross profit on capacity sales of 46.8% compared to a gross profit of 41.6% realized in the period from Provisional System Acceptance ("PSA"), which occurred on October 8, 1997 to December 31, 1997 and a gross profit of 55.0% and 41.0% realized in the first and second quarters of 1998, respectively. The variations in margin result from the fact that certain segments of the system have a higher gross margin than others based on the allocated cost of constructing each segment. There were no sales or cost of capacity sold recognized in the quarter ended September 30, 1997.

During the quarter ended September 30, 1998 the Company recognized $9.6 million in operations and maintenance costs relating primarily to the provision of standby maintenance under Maintenance Zone Agreements. No operations and maintenance costs were incurred by the Company in respect of the quarter ended September 30, 1997 because prior to PSA, maintenance of the partially constructed system was the responsibility of the Contractors.

During the quarter ended September 30, 1998, $6.7 million in sales and marketing costs were recognized, comprising primarily of sales commissions due under an agreement with the Company's suppliers plus costs associated with sales and marketing activities that are now directly undertaken by the Company. During the quarter there was a significant reduction in

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FORM 6-K                                                                 Page 11
sales commissions due to BANS as a result of the Company and BANS agreeing to terminate the Marketing Services Agreement in May 1998. No sales commissions were recognized by the Company in respect of the quarter ended September 30, 1997.

General and administrative expenses increased from $4.5 million in the quarter ended September 30, 1997 to $5.8 million in the quarter ended September 30, 1998. Most of the increase is due to a $.7 million increase in salaries, wages and benefits reflecting the Company's staffing up for operations, a $.9 million increase in recruiting and other professional services costs, approximately $.5 million of costs associated with restructuring the Company, offset by a $.6 million reduction in insurance and other costs.

Interest Expense and Interest Income

During the quarter ended September 30, 1998 the Company incurred $14.7 million in interest expense on borrowings. Prior to PSA, the Company capitalized interest costs as a component of construction in progress and, accordingly, no interest charges were expensed during the quarter ended September 30, 1997.

Interest income of $3.3 million was earned during the quarter ended September 30, 1998 on cash balances and short term investments held by the Collateral Trustee or in escrow arising from ongoing business operations and the various reserve accounts established pursuant to the New Credit Facility. Prior to PSA, the Company's income consisted entirely of interest earned on cash balances received from equity contributions. During the quarter ended September 30, 1997, such interest earned on cash balances amounted to $1.2 million.

Provision for Taxes

The tax expense of $.7 million recorded in the statement of operations for the quarter ended September 30, 1998 consists primarily of taxes on income derived from capacity sales and standby maintenance revenue from customers in certain jurisdictions along the FLAG Route where the Company is deemed to have a taxable presence or is otherwise subject to tax. There was no taxable income earned by the Company during the quarter ended September 30, 1997.

Net Income (Loss) and Net Income (Loss) Applicable to Common Shareholders

For the quarter ended September 30, 1998 the Company recorded net income of $15.3 million compared to a net loss of $3.3 million for the quarter ended September 30, 1997. The third quarter net income is a result of an increase in operating revenue of $96.7 million offset by an increase in sales and other operating costs of $64.8 million and net interest expense and taxes of $13.3 million.

Net income applicable to common shareholders for the quarter ended September 30, 1998 was $15.3 million compared to a net loss for the quarter ended September 30, 1997 of $7.4 million. This variance is a result of the $15.3 million in net income recorded in the third quarter ended September 30, 1998 compared to a net loss of $3.3 million for the quarter ended September 30, 1997 and $4.1 million reduction in PIK dividends as a result of the redemption of the Preferred Stock during the first quarter of 1998.


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FORM 6-K                                                                 Page 12

Nine Months Ended September 30, 1998 Compared with the Nine Months Ended September 30, 1997

Results of Operations

Revenues

During the nine months ended September 30, 1998, the Company recognized revenues of $137 million. This was comprised of $30.3 million of sales entered into during the period and recorded as revenue and $106.7 million recognized as revenue from amounts previously deferred. As of September 30, 1998, the Company had entered into sales transactions with 75 international telecommunications carriers. In the nine months ended September 30, 1998, the Company recognized standby maintenance revenues of $17.0 million. The Company also recognized restoration revenues of $1.6 million in the nine months ended September 30, 1998. These revenues were generated from providing restoration services to alternate cable systems on a non-reciprocal basis.

No revenues were recognized in respect of capacity sales, standby maintenance or restoration during the nine months ended September 30, 1997 as the FLAG System had not yet been placed into service.

Operating Expenses

For the nine months ended September 30, 1998, the Company recorded $71.9 million in respect of the cost of capacity sold. The corresponding capacity sales revenues of $137.0 million resulted in a gross profit on capacity sales of 47.5% compared to a gross profit of 41.6 % realized in the period from PSA to December 31, 1997. The improved margin results from the fact that the cost of capacity sales recorded in 1997 included the recognition of $28.9 million in price protection credits and higher discounts associated with the 1997 net sales of $336.0 million. There were no sales or cost of capacity sold recognized in the nine months ended September 30, 1997.

During the nine months ended September 30, 1998 the Company recognized $28.7 million in operations and maintenance costs relating primarily to the provision of standby maintenance under Maintenance Zone Agreements. No operations and maintenance costs were incurred by the Company in respect of the nine months ended September 30, 1997 because prior to PSA, maintenance of the partially constructed system was the responsibility of the Contractors.

After PSA, the Company has recognized sales commissions as an expense in the period in which the revenues are recognized. During the nine months ended September 30, 1998, $8.3 million in sales and marketing costs were recognized, comprised of $6.7 million of commissions due under an agreement with the Company's suppliers, sales commissions due to BANS and costs associated with sales and marketing activities that are now directly undertaken by the Company as a result of an agreement between the Company and BANS to terminate the Marketing Services Agreement in May 1998. Sales and marketing activities are now directly undertaken by the Company. No sales commissions were recognized by the Company in respect of the nine months ended September 30, 1997.

General and administrative expenses increased from $11.3 million in the nine months ended September 30, 1997 to $18.3 million in the nine months ended September 30, 1998. Most of


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FORM 6-K                                                                 Page 13
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the increase is due to a $1.4 million provision for doubtful accounts, a $2.8 million increase in salaries, wages and benefits reflecting the Company's staffing up for operations, combined with absorbing the sales and marketing activities performed by BANS prior to June 1998, a $3.0 million increase in recruiting and other professional services costs and approximately $1.6 million of costs associated with restructuring the Company, offset by a $1.9 million reduction in insurance and other costs.

Interest Expense and Interest Income

During the nine months ended September 30, 1998 the Company incurred $46.9 million in interest expense on borrowings. Prior to PSA, the Company capitalized interest costs as a component of construction in progress and, accordingly, no interest charges were expensed during the nine months ended September 30, 1997.

Interest income of $11.7 million was earned during the nine months ended September 30, 1998 on cash balances and short term investments held by the Collateral Trustee or in escrow arising from ongoing business operations and the various reserve accounts established pursuant to the New Credit Facility. Prior to PSA, the Company's income consisted entirely of interest earned on cash balances received from equity contributions. During the nine months ended September 30, 1997, such interest earned on cash balances amounted to $3.4 million.

Provision for Taxes

The tax expense of $1.5 million recorded in the statement of operations for the nine months ended September 30, 1998 consists of taxes on income derived from capacity sales and standby maintenance revenue from customers in certain jurisdictions along the FLAG Route where the Company is deemed to have a taxable presence or is otherwise subject to tax. There was no taxable income earned by the Company during the nine months ended September 30, 1997.

Net Loss and Net Loss Applicable to Common Shareholders

Net loss increased to $68.1 million for the nine months ended September 30, 1998 compared to a net loss of $7.9 million for the nine months ended September 30, 1997. The increase is due to an increase in sales and other operating costs of $116.0 million, net interest expense and taxes of $40.1 million and the extraordinary loss on refinancing of $59.8 million offset by an increase in operating income of $155.6 million arising from the recognition of capacity sales and standby maintenance revenues.

Net loss applicable to common shareholders increased to a loss of $78.1 million for the nine months ended September 30, 1998 from a loss of $19.9 million for the nine months ended September 30, 1997. This increase reflects the $60.3 million increase in net loss and the redemption premium and write-off of discount on preferred shares of $8.5 million offset by a $10.5 million reduction in PIK dividends as a result of the redemption of the Preferred Stock during the first nine months of 1998.

Liquidity and Capital Resources

The Company has financed its operations to date through a combination of equity contributions, shareholder advances and bank debt.


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FORM 6-K                                                                 Page 14
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Cash contributions from Class B shareholders totaling $260.0 million were made during the nine months ended September 30, 1997. No cash contribution by shareholders were made during the nine month period ended September 30, 1998.

For the nine month period ended September 30, 1997 the Company made draw downs on the Old Credit Facility of $302.5 million. During the nine month period ended September 30, 1998, the Company completed the Refinancing and repaid $615.1 million related to the Old Credit Facility, received proceeds of $320.0 million (of which $43.6 million has been repaid) from the New Credit Facility and proceeds of $424.1 million from the issuance of the Senior Notes. As part of the Refinancing the Company redeemed the Preferred Stock through the payment of $139.5 million.

As of September 30, 1998 and December 31, 1997, the Company had working capital deficits of $173.5 million and $273.9 million, respectively. The working capital deficits at September 30, 1998 and December 31, 1997 are primarily a result of the current accounts payable to the Contractors which are classified as current liabilities but for which the associated funds -- held by the Collateral Trustee or in escrow are classified as a non-current asset and are hence excluded from the measure of working capital.

Total cash provided by operating activities during the period ended September 30, 1998 was $63.1 million and cash used in investing activities was $182.4 million. Total cash used in operating activities and investing activities during the period ended September 30, 1997 was $11.5 million and $489.1 million, respectively. As of September 30, 1998, cash on deposit with the Collateral Trustee had decreased to $240.9 million from $425.9 million at December 31, 1997, primarily as a result of payments to the Contractors.

The Year 2000

      The Year 2000 problem arises from the fact that due to early limitations on memory and disk storage many computer programs indicate the year by only two digits, rather than four. This limitation can cause programs (both system and application) that perform arithmetic operations, comparisons, or sorting of data fields to yield incorrect results when working outside the year range of 1900-1999. The Company began its investigation into Year 2000 compliance in 1997 and completed its analysis during 1997. The analysis covered all network operations support systems used to support the operations of its network, and all administrative support systems. While the Company believes it is year 2000 compliant, a failure of the Company's or of its significant vendors' computer systems could have a material adverse effect on the Company's business and financial position and results of operations.

                           SAFE HARBOR STATEMENT UNDER
              THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

With the exception of historical information, certain of the matters discussed in this report are forward-looking statements that involve risks and uncertainties, including, without limitation, the risks and uncertainties described in registration statements, reports and other documents filed by the Company from time to time with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. Such risks and uncertainties could cause the Company's actual results for 1998 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.


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FORM 6-K                                                                 Page 15

PART II
ITEM 1: LEGAL PROCEEDINGS

      The Company is involved in litigation from time to time in the ordinary course of business. In management's opinion, the litigation in which the Company is currently involved, individually and in the aggregate, is not material to the Company's financial condition, results of operations or cash flows.

ITEM 2: CHANGES IN SECURITIES

      Not Applicable.


ITEM 3: DEFAULTS UPON SENIOR SECURITIES

      Not Applicable.


ITEM 4: SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

      Not Applicable.


ITEM 5: OTHER INFORMATION

      Not Applicable.


ITEM 6: EXHIBITS AND REPORTS FILED ON FORM 6-K

      Not Applicable.


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FORM 6-K                                                                 Page 16

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        FLAG LIMITED

                                        By: /s/ Edward McCormack
                                            --------------------------
                                        Name:  Edward McCormack
                                        Title: Chief Financial Officer


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FORM 6-K                                                                 Page 17